| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response:  12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-48931 |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                              MM/DD/YY                              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BAY CREST PARTNERS, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__40, Wall Street, 42nd floor__
(No. and Street)

| New York | NY | 10005 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ilina Stamova | (212)-668-8700 | istamova@acisecure.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__WithumSmith+Brown, PC__
(Name – if individual, state last, first, and middle name)

| 200 Jefferson Park, Suite 400  Whippany | NJ | 07981 |
| --- | --- | --- |
| (Address)                    (City) | (State) | (Zip Code) |

| 10/08/2003 | 100 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, William Mulligan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bay Crest Partners, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lisa Carbonara
Notary Public, State of New York
Reg. No. 01CA6326178
Qualified in Kings County
Commission Expi . . . . une 15, 2027

Signature: _____

Title: _____
CEO

_Lisa Carbonara_
Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

# BAY CREST PARTNERS, LLC

**STATEMENT OF FINANCIAL CONDITION**
**WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

## BAY CREST PARTNERS, LLC
**FINANCIAL STATEMENT**
**DECEMBER 31, 2024**



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Bay Crest Partners, LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bay Crest Partners, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2020.

Whippany, New Jersey
March 25, 2025

**WithumSmith+Brown, PC**   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# BAY CREST PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2024

**ASSETS**

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 4,640,093 |
| Due from Broker | | 11,094,337 |
| Commissions Receivable | | 7,179,596 |
| Securities owned at fair value | | 1,880,705 |
| Other Assets | | 319,484 |
| Total assets | $ | 25,114,215 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities:**

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses (Note 8) | $ | 15,260,984 |
| Soft Dollar Payables (Note 2) | | 374,872 |
| Total liabilities | | 15,635,856 |

**Member's Equity (Note 6)** 9,478,359

| | | |
|---|---|---:|
| Total liabilities and member's equity | $ | 25,114,215 |

# BAY CREST PARTNERS, LLC
## NOTES TO THE FINANCIAL STATEMENT
### FOR THE YEAR ENDED DECEMBER 31, 2024

**Note 1 - Nature of business**

Bay Crest Partners, LLC (The "Company") is a broker-dealer registered with the Securities & Exchange Commission ("SEC") for which it received approval on January 24, 1996 and a member of the Financial Industry Regulatory Authority ("FINRA") since its approval on August 31, 2007.

Bay Crest Partners, LLC, a limited liability company, is a New York State company formed in 1993 for the purpose of conducting brokerage business and it is a member in good standing with both the National Futures Association ("NFA") and the New York Stock Exchange for the year ended December 31, 2024.

Freedom Holdings Group, LLC, a limited liability company (The "Parent") is a New York State company formed in 2008 and is the 100% owner of the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. In addition the Company is exempt from Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C. F. R. 240.17a-5 due to the Company not carrying of or for customers, does not carry PAB accounts (as defined under Rule 15c3-3), and does not directly or indirectly receive, hold, or otherwise owe funds or securities.

**Note 2 - Summary of Significant Accounting Policies**

**a)    Basis of Presentation**

The Accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**b)    Revenue Recognition from Contracts with Customers**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company enters into contracts with customers with respect to the execution services provided to customers. Customers are charged a commission each time they enter into a buy or sell transaction. Commissions and related clearing charges are recorded on a trade date basis because that is when the underlying financial instrument and counterparties are identified, pricing is agreed upon and risks of ownership transfer to the customer.

The Company also permits certain customers to allocate a portion of their commissions to pay for research and other services provided by third party vendors ("soft dollar arrangements"). Soft dollar commissions and related expenses are recorded when the Company pays an invoice on behalf of its customer. The Company has determined itself to be acting as an agent under the soft dollar arrangement and records commissions on soft dollar transactions net of related expenses. In prior year, the Company presented soft dollar transactions on a gross basis rather than net basis. However, the change in presentation of soft dollar transactions for the Company on a gross basis versus a net basis only changed revenue and expenses by approximately 2%.

The Company records placement revenues (which may be in cash and/or securities) at the point in time the placement is complete and the amounts are reasonably determinable. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. The Company will receive payment upon closing of the placement transaction.

The company earns rebate income by way of the floor brokers passing along rebates they receive for trade execution.  The rebates are recognized on a trade date basis since the Company's obligations related to the order flow are completed upon the execution of the underlying trades by the floor brokers. Rebate income is received monthly, and the associated receivables are recorded in Commissions Receivable on the accompanying statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2024 and December 31, 2024.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contact is recognized when the performance obligation is satisfied.

There are no contract liabilities as of January 1, 2024 and December 31, 2024.

**Note 2 - Summary of Significant Accounting Policies (Continued)**

**b)**   **Revenue Recognition from Contracts with Customers (Continued)**

The Company's outstanding commissions receivable as of January 1, 2024 was $5,515,317.

Disaggregation of revenue, for the year ended December 31, 2024, can be found on the accompanying Statement of Operations. The Company recognizes revenue to depict the transfer of promised goods or services to customers in statement of operations.

The Company segregates its cash in accordance with all regulations and there is a deposit in the soft dollar bank account totaling $64,457 as on December 31, 2024.

**c)**   **Income Taxes**

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompanying financial statement have been adjusted to provide unincorporated business tax based on Company income, if applicable.

The Company accrued NYC UBT Tax on all premises that are deemed commercial property in NYC.

The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statement for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated return.

The Company is a single-member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income laws. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenues and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer, a UBT tax accrual was required which amounted to $132,000 and is included in the Statement of Financial Condition.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2024, the Company had no material unrecognized tax and no uncertain tax positions.

**d)**   **Cash, Cash Equivalents and Concentration of Credit Risk**

The Company considers demand deposited money market funds to be cash equivalents since they are highly liquid and have a maturity of 90 days or less at the date of purchase. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company had balances exceeding FDIC insured limits at December 31, 2024  of  $4,140,093. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows.

**e)**   **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair value derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair value derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair value derived from inputs which are not observable in markets.

**f)**   **Use of Estimates**

Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 3 - Marketable Securities Owned**

Marketable securities consist of securities at quoted market values, as illustrated below:

| | Securities Held | |
|---|---|---|
| Equities | $ | 1,826,243 |
| | $ | 1,826,243 |

| | Total | Industry | Fair Value Measuring Using | | |
|---|---|---|---|---|---|
| | | | Quoted Prices in active Markets identical assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable inputs (Level 3) |
| Equities | $ 80,000 | Services | $ 80,000 | | |
| Equities | $ 464,457 | Energy | $ 464,457 | | |
| Equities | $ 482,222 | Financial | $ 482,222 | | |
| Equities | $ 145,154 | Healthcare | $ 90,692 | | $ 54,462 |
| Equities | $ 150,672 | Consumer | $ 150,672 | | |
| Equities | $ 558,200 | Technology | $ 558,200 | | |
| Equities | $ 1,880,705 | | $ 1,826,243 | | $ 54,462 |

As of December 31, 2024, the Company held common shares in private operating company received for investment banking/advisory services in 2022. The Company utilized a market approach; subject company transaction method that calculates the implied total value of an enterprise by accounting for all share class rights and preferences, as of the date of the latest financing in 2022, and adjusted for changes at the underlying company, industry and the economy since the closing of the financing round. The total equity value implied by this market adjusted transaction was then applied in the context of an option pricing model to determine the value of each class of the private company's shares. The Company determined the fair value to be $1.47 per common share.

**Inputs**

| | December 31, 2024 |
|---|---|
| Risk-free interest rate | 3.67% |
| Expected term remaining (years) | 3.5 |
| Volatility used in model | 85% |
| Series C share issue price | 3.41 |
| Discount for lack of marketability | 40% |

| | Non Marketable Security |
|---|---|
| Fair Value as of December 31, 2023 | $ 54,462 |
| Fair Value as of December 31, 2024 | 54,462 |

**Note 4 - Due from Broker**

The Company has entered into an agreement with a two clearing Brokers to clear the Company's trades on a fully disclosed basis in connection with the execution and clearance of securities transactions effected by the Company. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit with the Clearing Brokers. The deposit is refundable, if, and when, the Company ceases doing business with the Clearing Broker. Due from Broker on the Statement of Financial Condition at December 31, 2024 arises from these arrangements.

**Note 5 - Guarantees**

*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

*Indemnifications*

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counter-parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

There are no material subsequent events to report.

**Note 6 - Profit Sharing**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. There was no profit sharing contribution for 2024. There was no balance outstanding as of December 31, 2024.

**Note 7 - Financial statement with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to honor their obligations to the Company, and the Company's ability to liquidate the collateral at an amount equal to the original contractual amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers actively by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, where necessary.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting topic, the Company has the ability to determine there are no expected credit losses in certain circumstances.

**Fees Receivable**

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

**Allowance for Credit Losses**

The allowance of credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

**Note 8  - Related Party Transactions**

For the year ended December 31, 2024 the Company paid service fees in the amount of $12,800,000 to Freedom Holdings, LLC, for general operating expenses of the holding company. In addition it incurred rent expense of $766,198. As of December 31, 2024, the Company has zero current outstanding loans.  The Company recognized forgiveness of debt through contributions from Freedom Holdings, LLC.

**Note 9  - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024 the Company had Net Capital of $6,089,258 which was $5,046,867 in excess of its required net capital of $1,042,391. The Company's net capital ratio was 256.78%.

**Note 10 - Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, retaining profits in the Company or making distributions. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

**Note 11 - Commitments and Contingencies**

The Company is involved in contingent matters incidental to its ordinary course of business. In Management's opinion, none of these items would have a material effect on the Company's financial position.

**Note 12 - Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2025 and March 25, 2025 which is the date of the financial statement were available to be issued, for possible disclosure and recognition in the financial statement.